Mail Stop 3720

October 5, 2006

Mr. Pedro Lucas Antón Lázaro
Chief Financial Officer
Telecomunicações de São Paulo S.A. - Telesp
Rua Martiniano de Carvalho, 851- 21° andar
01321-001 São Paulo, SP, Brasil

>   **Re**:   **Telecomunicações de São Paulo S.A. - Telesp**
>   **Form 20-F for Fiscal Year Ended December 31, 2005**
>   **Filed April 12, 2006**
>   **File No. 001-14475**

Dear Mr. Lázaro:

We have reviewed your supplemental response letter dated August 22, 2006 as well as your filing and have the following comments. As noted in our comment letter dated July 25, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 32

Discussion of Critical Accounting Estimates and Policies, page 35

1.   We note your response to prior comment 1. Please address the following items regarding your revenue recognition policy for pre-paid phone cards:
- It appears that you have the ability to determine the specific usage of each card through your System of Remote Network Supervision. Tell us why you do not calculate the usage of the entire population of cards using this methodology.

- Clarify the nature and timing of the historical information that you have used to determine that the average period of usage is six months.
- Tell us the terms of your pre-paid phone cards, including whether they have stated expiration dates.
- You state that cards that are unused for six months are treated as if their total credits were used during the sixth month after they were sold. Tell us your basis for recognizing the revenue on unused cards before the balance is used or expires. In addition, tell us the percentage of cards that are not used within six months after they are sold.

Note 27. Shareholders' Equity, page F-35

g. Payment of dividends and interest on capital, page F-38

2.   We note your response to prior comment 4. Please clarify for us why there were no differences between BR CL and US GAAP regarding the recognition of dividends in 2004 and 2005. Explain for us in more detail why there were no dividends pending approval at December 31, 2004 and 2005. In this regard, we note your statement that proposed dividends by management are accrued in the financial statements in anticipation of their approval at the shareholders' meeting, which we understand occurs in the subsequent fiscal year. Please clarify the timing of the approval of dividends, including annual minimum dividends and interest on shareholders' equity.

*   *   *   *

.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director